October 11, 2024

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

       Re: Synergy CHC Corp.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-280556
Dear Jack Ross:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13,
2024 letter.

Amendment No. 6 to Registration Statement on Form S-1
Certain Relationships and Related Party Transactions, page 72

1. We refer to your disclosure on page 72 concerning transactions conducted pursuant to your Sales and Marketing Consultant and Distribution Agreement with
Kenek
       Brands. Please revise to clarify the reason(s) why the balance owing to Kenek Brands increased from $1,181,222 at June 30, 2024 to $2,760,159 at October 10, 2024.
 October 11, 2024
Page 2

        Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Mike Bradshaw